Exhibit 99.2

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted because Fangdd Network Group Ltd. has determined it is not material and would be competitively harmful if publicly disclosed.

Power of Attorney

I, Yi Duan, a citizen of the People’s Republic of China (PRC) with the ID Card No. [***] , hold 31.95% of the equities of Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd”) as a shareholder of Fangdd. I hereby authorize Xi Zeng to exercise the following rights during the period of validity of this Power of Attorney:

I authorize Mr. Xi Zeng to act as my sole agent to exercise on my behalf all shareholder rights to which I am entitled under the laws of the PRC and the Articles of Association of Fangdd (including the current and future amendments thereto from time to time), including but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of Fangdd (including but not limited to nominating, electing or appointing directors, general manager, chief financial officer and other senior managers of Fangdd and deciding on dividends and other matters) and to decide to sell or transfer all or part of my equity interests in Fangdd.

The above authorization and entrustment is granted on the premise that Shenzhen Fangdd Information Technology Co., Ltd. (“WFOE”) agrees to such authorization and entrustment in writing. Once WFOE notifies me of termination of the above authorization and entrustment, the authorization and entrustment that I grant to Xi Zeng hereunder will be invalid, and I will authorize another person designated by WFOE to exercise all the above shareholders’ rights to which I am entitled.

The period of validity of this Power of Attorney is the same as that of the Business Operation Agreement signed by WFOE, Fangdd and other parties on March 21, 2014 (including its subsequent amendments, supplements and re-signing, the same below). If the above Business Operation Agreement is terminated in advance or extended, this Power of Attorney and the Business Operation Agreement shall be simultaneously terminated or extended in accordance with the provisions thereof, and this Power of Attorney shall be extended for the same period as the Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Authorized by: Yi Duan

/s/ Yi Duan

November 20, 2023

Power of Attorney

I, Xi Zeng, a citizen of the People’s Republic of China (PRC) with the ID Card No. [***], hold 46.62% of the equities of Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd”) as a shareholder of Fangdd. I hereby authorize Xi Zeng to exercise the following rights during the period of validity of this Power of Attorney:

I authorize Mr. Xi Zeng to act as my sole agent to exercise on my behalf all shareholder rights to which I am entitled under the laws of the PRC and the Articles of Association of Fangdd (including the current and future amendments thereto from time to time), including but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of Fangdd (including but not limited to nominating, electing or appointing directors, general manager, chief financial officer and other senior managers of Fangdd and deciding on dividends and other matters) and to decide to sell or transfer all or part of my equity interests in Fangdd.

The above authorization and entrustment is granted on the premise that Shenzhen Fangdd Information Technology Co., Ltd. (“WFOE”) agrees to such authorization and entrustment in writing. Once WFOE notifies me of termination of the above authorization and entrustment, the authorization and entrustment that I grant to Xi Zeng hereunder will be invalid, and I will authorize another person designated by WFOE to exercise all the above shareholders’ rights to which I am entitled.

The period of validity of this Power of Attorney is the same as that of the Business Operation Agreement signed by WFOE, Fangdd and other parties on March 21, 2014 (including its subsequent amendments, supplements and re-signing, the same below). If the above Business Operation Agreement is terminated in advance or extended, this Power of Attorney and the Business Operation Agreement shall be simultaneously terminated or extended in accordance with the provisions thereof, and this Power of Attorney shall be extended for the same period as the Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Authorized by: Xi Zeng

/s/ Xi Zeng

November 20, 2023

Power of Attorney

I, Jiaorong Pan, a citizen of the People’s Republic of China (PRC) with the ID Card No. [***], hold 2.66% of the equities of Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd”) as a shareholder of Fangdd. I hereby authorize Xi Zeng to exercise the following rights during the period of validity of this Power of Attorney:

I authorize Mr. Xi Zeng to act as my sole agent to exercise on my behalf all shareholder rights to which I am entitled under the laws of the PRC and the Articles of Association of Fangdd (including the current and future amendments thereto from time to time), including but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of Fangdd (including but not limited to nominating, electing or appointing directors, general manager, chief financial officer and other senior managers of Fangdd and deciding on dividends and other matters) and to decide to sell or transfer all or part of my equity interests in Fangdd.

The above authorization and entrustment is granted on the premise that Shenzhen Fangdd Information Technology Co., Ltd. (“WFOE”) agrees to such authorization and entrustment in writing. Once WFOE notifies me of termination of the above authorization and entrustment, the authorization and entrustment that I grant to Xi Zeng hereunder will be invalid, and I will authorize another person designated by WFOE to exercise all the above shareholders’ rights to which I am entitled.

The period of validity of this Power of Attorney is the same as that of the Business Operation Agreement signed by WFOE, Fangdd and other parties on March 21, 2014 (including its subsequent amendments, supplements and re-signing, the same below). If the above Business Operation Agreement is terminated in advance or extended, this Power of Attorney and the Business Operation Agreement shall be simultaneously terminated or extended in accordance with the provisions thereof, and this Power of Attorney shall be extended for the same period as the Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Authorized by: Jiaorong Pan

/s/ Jiaorong Pan

November 20, 2023

Power of Attorney

I, Li Zhou, a citizen of the People’s Republic of China (PRC) with the ID Card No. [***], hold 8.88% of the equities of Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd”) as a shareholder of Fangdd. I hereby authorize Xi Zeng to exercise the following rights during the period of validity of this Power of Attorney:

I authorize Mr. Xi Zeng to act as my sole agent to exercise on my behalf all shareholder rights to which I am entitled under the laws of the PRC and the Articles of Association of Fangdd (including the current and future amendments thereto from time to time), including but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of Fangdd (including but not limited to nominating, electing or appointing directors, general manager, chief financial officer and other senior managers of Fangdd and deciding on dividends and other matters) and to decide to sell or transfer all or part of my equity interests in Fangdd.

The above authorization and entrustment is granted on the premise that Shenzhen Fangdd Information Technology Co., Ltd. (“WFOE”) agrees to such authorization and entrustment in writing. Once WFOE notifies me of termination of the above authorization and entrustment, the authorization and entrustment that I grant to Xi Zeng hereunder will be invalid, and I will authorize another person designated by WFOE to exercise all the above shareholders’ rights to which I am entitled.

The period of validity of this Power of Attorney is the same as that of the Business Operation Agreement signed by WFOE, Fangdd and other parties on March 21, 2014 (including its subsequent amendments, supplements and re-signing, the same below). If the above Business Operation Agreement is terminated in advance or extended, this Power of Attorney and the Business Operation Agreement shall be simultaneously terminated or extended in accordance with the provisions thereof, and this Power of Attorney shall be extended for the same period as the Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Authorized by: Li Zhou

/s/ Li Zhou

November 20, 2023

Power of Attorney

I, Ying Lu, a citizen of the People’s Republic of China (PRC) with the ID Card No. [***], hold 0.90% of the equities of Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd”) as a shareholder of Fangdd. I hereby authorize Xi Zeng to exercise the following rights during the period of validity of this Power of Attorney:

I authorize Mr. Xi Zeng to act as my sole agent to exercise on my behalf all shareholder rights to which I am entitled under the laws of the PRC and the Articles of Association of Fangdd (including the current and future amendments thereto from time to time), including but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of Fangdd (including but not limited to nominating, electing or appointing directors, general manager, chief financial officer and other senior managers of Fangdd and deciding on dividends and other matters) and to decide to sell or transfer all or part of my equity interests in Fangdd.

The above authorization and entrustment is granted on the premise that Shenzhen Fangdd Information Technology Co., Ltd. (“WFOE”) agrees to such authorization and entrustment in writing. Once WFOE notifies me of termination of the above authorization and entrustment, the authorization and entrustment that I grant to Xi Zeng hereunder will be invalid, and I will authorize another person designated by WFOE to exercise all the above shareholders’ rights to which I am entitled.

The period of validity of this Power of Attorney is the same as that of the Business Operation Agreement signed by WFOE, Fangdd and other parties on March 21, 2014 (including its subsequent amendments, supplements and re-signing, the same below). If the above Business Operation Agreement is terminated in advance or extended, this Power of Attorney and the Business Operation Agreement shall be simultaneously terminated or extended in accordance with the provisions thereof, and this Power of Attorney shall be extended for the same period as the Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Authorized by: Ying Lu

/s/ Ying Lu

November 20, 2023

Power of Attorney

I, Wei Zhang, a citizen of the People’s Republic of China (PRC) with the ID Card No. [***], hold 9.00% of the equities of Shenzhen Fangdd Network Technology Co., Ltd. (“Fangdd”) as a shareholder of Fangdd. I hereby authorize Xi Zeng to exercise the following rights during the period of validity of this Power of Attorney:

I authorize Mr. Xi Zeng to act as my sole agent to exercise on my behalf all shareholder rights to which I am entitled under the laws of the PRC and the Articles of Association of Fangdd (including the current and future amendments thereto from time to time), including but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of Fangdd (including but not limited to nominating, electing or appointing directors, general manager, chief financial officer and other senior managers of Fangdd and deciding on dividends and other matters) and to decide to sell or transfer all or part of my equity interests in Fangdd.

The above authorization and entrustment is granted on the premise that Shenzhen Fangdd Information Technology Co., Ltd. (“WFOE”) agrees to such authorization and entrustment in writing. Once WFOE notifies me of termination of the above authorization and entrustment, the authorization and entrustment that I grant to Xi Zeng hereunder will be invalid, and I will authorize another person designated by WFOE to exercise all the above shareholders’ rights to which I am entitled.

The period of validity of this Power of Attorney is the same as that of the Business Operation Agreement signed by WFOE, Fangdd and other parties on March 21, 2014 (including its subsequent amendments, supplements and re-signing, the same below). If the above Business Operation Agreement is terminated in advance or extended, this Power of Attorney and the Business Operation Agreement shall be simultaneously terminated or extended in accordance with the provisions thereof, and this Power of Attorney shall be extended for the same period as the Business Operation Agreement. This Power of Attorney shall not be modified or terminated during the period of validity hereof without the written consent of WFOE.

Authorized by: Wei Zhang

/s/ Wei Zhang

November 20, 2023